Exhibit 99.3

Investor Review

Q1 2020







About the Data

This data and other information described herein are as of and for the three months ended March 31, 2020 and based on Annualized Rental Income ("ARI"), unless otherwise indicated. Future performance may not be consistent with past performance and is subject to change and inherent risks and uncertainties. This information should be read in conjunction with the financial statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations sections contained in VEREIT, Inc.'s (the "Company," "VEREIT," "us," "our" and "we") Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the three months ended March 31, 2020, filed with the Securities and Exchange Commission.

Rent collection percentages disclosed in the COVID-19 section and elsewhere in this presentation are based on contractual rent and recoveries paid by tenants to cover estimated tax, insurance and common area maintenance expenses, including the Company's pro rata share of such amounts related to properties owned by unconsolidated joint ventures.

For definitions and reconciliations of the Company's non-GAAP measures and operating metrics, please view the Definitions & Reconciliations section of this presentation.

Tenants, Trademarks and Logos
VEREIT is not affiliated with, is not endorsed by, does not endorse and is not sponsored by or a sponsor of the products or services pictured or mentioned. The names, logos and all related product and service names, design marks and slogans are the trademarks or service marks of their respective companies.

Forward-Looking Statements

Information set forth herein contains "forward-looking statements" (within the meaning of the federal securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), which reflect the Company's expectations and projections regarding future events and plans, the Company's future financial condition, results of operations, liquidity and business, including acquisitions, rent receipts, rent relief requests, debt levels, the payment of future dividends and the impact of COVID-19 on the Company's business. Generally, the words "anticipates," "assumes," "believes," "continues," "could," "estimates," "expects," "goals," "intends," "may," "plans," "projects," "seeks," "should," "targets," "will," variations of such words and similar expressions identify forward-looking statements. These forward-looking statements are based on information currently available and involve a number of known and unknown assumptions and risks, uncertainties and other factors, which may be difficult to predict and beyond the Company's control, that could cause actual events and plans or could cause the Company's business, financial condition, liquidity and results of operations to differ materially from those expressed or implied in the forward-looking statements. Further, information provided regarding historical rent collections should not serve as an indication of future rent collections.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the duration and extent of the impact of COVID-19 on our business and the businesses of our tenants (including their ability to timely make rent payments) and the economy generally; federal or state legislation or regulation that could impact the timely payment of rent by tenants in light of COVID-19; the Company's plans, market and other expectations, objectives, intentions and other statements that are not historical facts; the Company's ability to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all; risks associated with tenant, geographic and industry concentrations with respect to the Company's properties; risks accompanying the management of its industrial partnership and office partnership; the impact of impairment charges in respect of certain of the Company's properties; unexpected costs or liabilities that may arise from potential dispositions, including related to limited partnership, tenant-in-common and Delaware statutory trust real estate programs and the Company's management with respect to such programs; competition in the acquisition and disposition of properties and in the leasing of its properties including that the Company may be unable to acquire, dispose of, or lease properties on advantageous terms or at all; risks associated with bankruptcies or insolvencies of tenants, from tenant defaults generally or from the unpredictability of the business plans and financial condition of the Company's tenants, which are heightened as a result of the COVID-19 pandemic; risks associated with the Company's substantial indebtedness, including that such indebtedness may affect the Company's ability to pay dividends and that the terms and restrictions within the agreements governing the Company's indebtedness may restrict its borrowing and operating flexibility; the ability to retain or hire key personnel; and continuation or deterioration of current market conditions. Additional factors that may affect future results are contained in the Company's filings with the SEC, which are available at the SEC's website at www.sec.gov. The Company disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of changes in underlying assumptions or factors, new information, future events or otherwise, except as required by law.

VEREIT

Contents

Company Overview   5

COVID-19 Impacts   11

Portfolio Metrics & Analysis   17

Key Financial Highlights   26

Quarter Highlights   29

Contact Information   31

Definitions & Reconciliations   32

VEREIT

Company Overview

Q1 2020



Company Snapshot

VEREIT is an owner and operator of one of the largest and most diversified single-tenant real estate portfolios in the U.S.

VEREIT focuses on single-tenant, net-lease real estate

- Experienced management platform with capabilities across all aspects of property investment management
- Large, diversified platform including approximately 3,900 properties and 89.5 million square feet
- Long-term net-lease structure provides stable and predictable rent stream payments
- Diverse portfolio across sectors, geographies and tenants
- Provides equity capital to creditworthy corporations in return for long-term leases on their properties

VEREIT	
$14.8 billion Gross Real Estate Investments	
Retail[1] 2,072 Properties	**Restaurants**[1] 1,548 Properties
Industrial[1] 147 Properties	**Office**[1] 76 Properties

1) Omits 10 properties that consist of a redevelopment property, billboards, construction in progress, land and parking lots.

VEREIT Is a Full-Service Real Estate Operating Company

VEREIT's in-house team of acquisition and disposition experts allow the Company to have full knowledge of the transaction market.

- Since 2015, VEREIT has sold approximately $5.0 billion in properties and mortgage related investments at net gains and acquired approximately $2.0 billion in real estate assets, with another $2.8 billion acquired for Cole through Q1 2019.


ACQUISITIONS
Sourcing
Deal Structure
Underwriting
DISPOSITIONS
Portfolio Review
Asset Review
Marketing of Assets
PORTFOLIO MANAGEMENT
Portfolio Strategy
Maximizing Value
Monitoring
TRANSACTIONS
VEREIT
OPERATIONS
PROPERTY MANAGEMENT
Lease Compliance
Tenant Relations
Property Maintenance
Construction Management
LEASING
New Leases, Renewals and Extensions
Tenant Retention
Tenant and Market Intelligence
ASSET MANAGEMENT
Property-Level Performance
Rent Analysis
NOI Growth

- Since 2015, VEREIT has completed 22.8 million square feet of leasing activity.
- VEREIT's leasing team continues to maintain occupancy with a focus on early renewals.
- In 2019, VEREIT completed 3.7 million square feet of leasing activity, of which 978,000 square feet were early renewals.
- In Q1 2020, VEREIT completed 2.0 million square feet of leasing activity, of which 1.4 million square feet were early renewals.

Experienced and Proven Management Team
Along With Sound Corporate Governance



Glenn J. Rufrano
Chief Executive Officer

- Since assuming role of CEO on April 1, 2015, has reconstituted Board of Directors, formalized new management team and implemented business plan to guide the Company's strategy
- Prior to VEREIT, was CEO of O'Connor Capital Partners, a real estate investment firm he co-founded in 1983
- From 2010 to 2013 was Global President and CEO of Cushman & Wakefield, Inc.
- Previously held executive leadership roles at Centro Properties Group and New Plan Excel Realty Trust, Inc.
- Previously served on the Boards of General Growth Properties, Trizec Properties, Inc., Columbia Property Trust, Inc. and Ventas, Inc.



Paul McDowell
Executive Vice President and Chief Operating Officer

- Responsible for VEREIT's asset management, property management, construction management, portfolio management, underwriting, credit analysis and leasing
- Also serves on VEREIT investment committee, which reviews each asset to ensure alignment with the Company's objectives
- Previously was founder of CapLease, a formerly publicly traded net-lease REIT, where he served as CEO from 2001-2014 and Chairman from 2007-2014



Michael J. Bartolotta
Executive Vice President and Chief Financial Officer

- Oversees the accounting, external reporting, financial planning & analysis, treasury and IT functions at VEREIT
- Prior to joining VEREIT, served as EVP and CFO of Cushman & Wakefield, Inc. from 2012 to 2015
- Prior to Cushman, was CFO for EXOR, Inc., a leading European investment company from 1991 to 2012, where he was involved in over 15 U.S. acquisitions and divestitures ranging in size from $20mm to $700+mm
- Served on Board of Directors of Cushman & Wakefield, Inc.



Thomas W. Roberts
Executive Vice President and Chief Investment Officer

- Oversees VEREIT's real estate transaction activities for institutional partnerships, single-tenant retail, office and industrial properties including acquisitions, sale-leaseback transactions, build-to-suits and dispositions
- Previously served as President and CEO of Opus West Corporation from 1993 to 2009, where he was responsible for design, construction and development of more than 50 million square feet of commercial real estate
- Served as VP, Real Estate Development for Koll Company prior to Opus West



Lauren Goldberg
Executive Vice President, General Counsel and Secretary

- Oversees the Company's legal and regulatory affairs, compliance and risk management
- Prior to joining VEREIT, served as EVP, General Counsel and the Chief Compliance Officer for Revlon, the global cosmetics company, where she was responsible for legal and regulatory affairs, served on senior operating committee and oversaw corporate governance
- Previously served as SVP - Law for MacAndrews & Forbes, Inc., Assistant United States Attorney for the Southern District of New York, and as an associate with Stillman & Friedman P.C. and Fried, Frank, Harris, Shriver & Jacobson LLP
- Law degree from Columbia Law School and undergraduate degree from the Wharton School, University of Pennsylvania

Corporate Governance
VEREIT remains committed to sound corporate governance policies.

- Opted-out of Maryland anti-takeover statutes
- Majority voting for uncontested director elections
- Stockholder rights plan limits
- Proxy access
- Clawback policy for the potential recoupment of officer compensation

VEREIT's Corporate Responsibility Standards

The Company has a strong commitment to serve our tenants, stakeholders, and employees through our business approach which is disciplined, transparent, and consistent. This model permeates into every part of our business, including company culture, environmental initiatives and our community involvement. Below are highlights of our commitment:

Environmental

 **Corporate Headquarters** - LEED green building certification at the Company's corporate headquarters certifies that the building is highly efficient and a cost-saving green building.

 **Trip Reduction Program** - We participate in the Phoenix Valley Metro's Clean Air Campaign Trip Reduction Program to encourage alternative modes of transportation for employees.

 **Tenant Environmental Practices** - Tenants play a primary role in the environmental practices of the properties included in the Company's portfolio. The organization's Property Management team engages with top tenants to participate in programs such as LEED certification, GHG reporting, carbon intensity testing, water efficiency and FSC certification to maintain environmental standards.

Social

Diverse Hiring Practices - The Company has a commitment to equal employment opportunities and does not discriminate against any person based on race, color, religion, sex, national origin, age, disability, sexual orientation, gender identification or expression, genetic information or any other basis made unlawful by federal, state or local law, ordinance or regulation.



 **Community Involvement** - Since 2015, our employees have contributed more than 1,200 service hours to local nonprofit organizations and have made substantial financial contributions.

 **Industry Growth** - We participate in local university partnerships and manage an internship program to support the development of future real estate professionals.

Governance

 **Commitment to Sound Corporate Governance Policies** - The Company remains committed to sound corporate governance policies and has, among other things, opted-out of Maryland's anti-takeover statutes, adopted majority voting for uncontested director elections, adopted proxy access and stockholder rights plan limits and requires that all directors are elected annually.

Industry Impact
VEREIT contributes to steering the REIT industry on ESG issues through participation in Nareit's Real Estate Sustainability Council.



Commitment to Sustainable Transportation
In 2019, VEREIT received the Outstanding Travel Reduction Award from the Phoenix Department of Transportation.



Employee Satisfaction
In part because of programs like vibe, the Company's wellness initiative, VEREIT has received multiple corporate culture awards.



Dedicated to Diversity
VEREIT has been designated as a "winning" company by the 2020 Women on Boards organization for having more than 20% of women on its Board of Directors.



Community Engagement
The VEREIT Values program was created to connect employees with charitable organizations in the community.



Key Accomplishments

In 2015, Glenn Rufrano was hired as CEO and a business plan was established to revitalize and enhance the Company. Key components include:
- Strengthening and diversifying the portfolio
- Creating an investment-grade balance sheet
- Maintaining strong and consistent leadership

Since then, these objectives have been accomplished in the following ways:

 VEREIT has sold approximately $5.0 billion in properties and mortgage related investments at net gains and acquired approximately $2.0 billion in real estate assets. Additionally, VEREIT acquired $2.8 billion for Cole through Q1 2019.

 VEREIT has reduced total debt from $10.4 billion to $6.31 billion and Net Debt to Normalized EBITDA from 7.5x to 5.7x.

 VEREIT remains committed to having strong corporate governance through the reconstitution of its Board of Directors and implementation of sound corporate governance policies.

 Received Investment Grade Corporate Ratings from S&P, Moody's and Fitch. During the fourth quarter 2019, Fitch Ratings upgraded the Company's corporate rating from 'BBB-' to 'BBB' with the Rating Outlook remaining at 'Stable' and Moody's affirmed the Company's rating of 'Baa3' and updated the Rating Outlook from 'Stable' to 'Positive.'

 Simplified the business by selling Cole Capital.

 VEREIT accessed the public markets by issuing approximately $1.7 billion of equity and $2.8 billion of debt along with a credit facility comprised of a $1.5 billion unsecured revolving credit line and a $900.0 million unsecured term loan - enhancing our liquidity and financial flexibility.

 Formed an industrial partnership and office partnership increasing the Company's sourcing opportunities while utilizing VEREIT's in-house infrastructure to maximize the value of the enterprises.

 Resolved all outstanding legacy litigation.

COVID-19 Impacts



Rent Collection and Relief Requests: Overview[1]

- *Collected 81% of April rent.*
- *Collected 78% of May rent.*
- *Tenants representing 34% of total ARI have requested rent relief.*

Property Type	Rent Collection		Rent Relief Requests[2]
	April	May	
Total	**81%**	**78%**	**34%**
Investment Grade	99%	97%	7%
Public	94%	90%	20%
Retail	**83%**	**78%**	**31%**
Investment Grade	99%	96%	9%
Public	90%	87%	19%
Restaurant	**46%**	**47%**	**69%**
Investment Grade	100%	96%	—%
Public	74%	76%	53%
Industrial	**98%**	**91%**	**28%**
Investment Grade	99%	98%	11%
Public	100%	91%	27%
Office	**97%**	**96%**	**8%**
Investment Grade	99%	98%	2%
Public	100%	98%	2%

1) Rent collection and rent relief data as of May 15, 2020 and includes May rent expected to be received from a Government agency tenant that pays in arrears of approximately 2%.
2) Represents the portion of the % ARI that corresponds to the tenants that submitted requests for rent relief.

VEREIT

Rent Collection and Relief Requests: Overview[1]

- VEREIT has been in communication with all tenants who have requested rent relief to discuss the impact of COVID-19 on their businesses.

- VEREIT is evaluating tenant relief requests on a case-by-case basis with close attention to the tenants' ongoing operations, unit coverage, liquidity and financial health.

- Rent relief requests generally range from 2 to 4 months and would be expected to be paid back within 12 months.

- 8 of VEREIT's top 10 tenants have paid April rent, representing 77% of top 10 tenant rent.
- 8 of VEREIT's top 10 tenants have paid May rent, representing 75% of top 10 tenant rent.

- 17 of VEREIT's top 20 tenants have paid April rent, representing 81% of top 20 tenant rent.
- 16 of VEREIT's top 20 tenants have paid May rent, representing 78% of top 20 tenant rent.

- VEREIT received rent relief requests from tenants representing approximately 34% of ARI.

- Of the 34%:
  - 12% were approved,
  - 11% are in negotiations, and
  - 11% have either been denied or VEREIT has not yet taken action.

1) Rent collection and rent relief data as of May 15, 2020 and includes May rent expected to be received from a Government agency tenant that pays in arrears of approximately 2%.

VEREIT

Rent Collection and Relief Requests by Industry
Retail and Restaurant[1]

Industry designations based on NAICS categorization

Industry Group	% ARI [2]	Rent Relief Requests[3]	April Rent Collected	May Rent Collected
Retail - Discount	8.1%	11%	94%	92%
Retail - Pharmacy	5.6%	—%	99%	99%
Retail - Grocery & Supermarket	3.8%	—%	100%	100%
Entertainment & Recreation	3.6%	99%	31%	23%
Retail - Home & Garden	3.5%	15%	97%	84%
Retail - Gas & Convenience	3.0%	2%	100%	100%
Retail - Motor Vehicle	2.9%	40%	91%	89%
Retail - Home Furnishings	2.8%	73%	19%	8%
Retail - Sporting Goods	2.1%	99%	38%	29%
Finance	1.9%	9%	100%	100%
Retail - Warehouse Clubs	1.7%	—%	100%	100%
Retail - Medical Services	1.1%	12%	97%	98%
Retail - Pet Supply	1.0%	100%	93%	65%
Retail - Department Stores	0.7%	96%	86%	80%
Retail - Electronics & Appliances	0.7%	96%	100%	41%
Rental	0.6%	26%	100%	100%
Retail - Hobby, Books & Music	0.5%	4%	95%	94%
Retail - Specialty (Other)	0.4%	56%	76%	79%
Retail - Apparel & Jewelry	0.3%	94%	31%	31%
All Other	0.4%	56%	54%	51%
Total Retail	**44.7%**	**31%**	**83%**	**78%**
Casual Dining	11.8%	81%	25%	28%
Quick Service	8.7%	53%	73%	72%
Total Restaurant	**20.5%**	**69%**	**46%**	**47%**
Total Industrial	**16.6%**	**28%**	**98%**	**91%**
Total Office	**18.1%**	**8%**	**97%**	**96%**
Total	**100%[2]**	**34%**	**81%**	**78%**

1) Rent collection and rent relief data as of May 15, 2020 and includes May rent expected to be received from a Government Agency tenant that pays in arrears of approximately 2%.
2) Total includes 0.1% for redevelopment property, billboards, construction in progress, land and parking lots.
3) Represents the portion of the % ARI that corresponds to the tenants that submitted requests for rent relief.

VEREIT

Open Stores[1]

Open Store Count as of May 15, 2020			
	Open	**Partially Open**	**Closed**
	%	**%**	**%**
Total Retail & Restaurant	**76%**	**16%**	**8%**
Total Retail	**90%**	**5%**	**5%**
Casual Dining	20%	67%	13%
Quick Service	79%	13%	8%
Total Restaurant	**57%**	**33%**	**10%**

1) Data estimates are compiled from available sources, including news reports, tenant contact and public filings. Figures are calculated based on store counts and not on ARI.

VEREIT

VEREIT Properties in Relation to COVID-19 Cases

COVID-19 cases[1] as of 05/15/20



1.8% of total U.S. cases

PACIFIC NORTHWEST
75 Properties
2.0%

Puerto Rico: 3 Properties, 0.1%
0.2% of total U.S. cases

17.3% of total U.S. cases

MIDWEST
887 Properties
20.5%

44.1% of total U.S. cases

NORTHEAST
194 Properties
9.6%

MID-ATLANTIC
626 Properties
16.7%

11.4% of total U.S. cases

PACIFIC SOUTHWEST
263 Properties
11.1%

8.9% of total U.S. cases

SOUTHWEST
803 Properties
19.0%

6.2% of total U.S. cases

SOUTHEAST
1,002 Properties
21.0%

10.1% of total U.S. cases

1) Cases by State Source: *Centers for Disease Control and Prevention (CDC) - Cases in the U.S. Pacific Southwest cases include Hawaii. VEREIT does not own any properties in this state.*

Portfolio Metrics & Analysis

Q1 2020





Key Portfolio Metrics

	As of 3/31/2020
Operating Properties	3,853
Total Rentable Square Feet (in millions)	89.5
Annualized Rental Income	$1.1 Billion
Economic Occupancy Rate	99.1%
WALT (years)	8.3
Investment Grade [1]	36.7%
Number of Tenants	617
Number of Industries	41
Number of States [2]	49
Top 10 Tenant Concentration	26.6%
Gross Real Estate Investments	$14.8 Billion

Portfolio Property Type



Other: 0.1%
Office: 18.1%
Retail: 44.7%
Industrial: 16.6%
Restaurant: 20.5% [3]



Puerto Rico: 3 Properties, 0.1%

PACIFIC NORTHWEST 75 Properties 2.0%
NORTHEAST 194 Properties 9.6%
MIDWEST 887 Properties 20.5%
MID-ATLANTIC 626 Properties 16.7%
PACIFIC SOUTHWEST 263 Properties 11.1%
SOUTHWEST 803 Properties 19.0%
SOUTHEAST 1,002 Properties 21.0%

1) Investment-grade tenants are those with an S&P credit rating of BBB- or higher or a Moody's credit rating of Baa3 or higher. The ratings may reflect those assigned by S&P or Moody's to the lease guarantor or the parent company, as applicable. 2) The Company's properties are also located in Puerto Rico (3 properties). 3) Restaurant category includes Casual Dining (12.0%) and Quick Service (8.8%) (industry percentages include restaurant tenants in other property types).

Property Type Diversification

Retail



Operating Properties[1]: **2,072**
Rentable Square Feet: **33,965**
WALT: **9.1 years**
Investment Grade Tenants: **45.6%**
Annualized Rental Income: **44.7%**
Top Ten Tenants:
- **Dollar Tree/Family Dollar**
- **Dollar General**
- **Walgreens**
- **CVS**
- **LA Fitness**
- **Albertson's**
- **Tractor Supply**
- **BJ's Wholesale Club**
- **At Home**
- **Advance Auto Parts**

Restaurant



Operating Properties: **1,548**
Rentable Square Feet: **7,135**
WALT: **10.6 years**
Investment Grade Tenants: **3.4%**
Annualized Rental Income: **20.5%**
Top Ten Tenants:
- **Red Lobster**
- **Bloomin' Brands**
- **Apple American Group, LLC**
- **GMRI, Inc**
- **Border Holdings, LLC**
- **Golden Corral**
- **Wendy's Company**
- **Neighborhood Restaurant Partners Florida, LLC**
- **Cracker Barrel**
- **Arby's Restaurant Group, Inc.**

Industry	2018 Occupancy Cost [2]	Target %
Automotive	8.7%	8.0 – 10.0%
Discount	7.4%	6.0 – 8.0%
Grocery & Supermarket	2.9%	2.0 – 4.0%
Home & Garden	2.0%	2.0 – 4.0%
Pharmacy	4.8%	4.0 – 6.0%
Other	3.9%	N/A

Industry	2018 Occupancy Cost [2]	Target %
Casual Dining	7.0%	6.75 – 8.0%
Quick Service	7.4%	7.5 – 8.5%

Property Type	Q1 2020 Weighted-Average Rent Coverage [3]
Retail and Restaurant	2.62x

1) Includes six anchored shopping centers, representing 1.1% of ARI. 2) Occupancy costs are calculated as rent per the lease terms, divided by property level sales for the year ended December 31, 2018. Property level sales data was collected for 79.5% of retail and restaurant properties required to provide unit level sales reports, representing 49.6% of retail and restaurant properties owned for the entirety of 2019 (excluding dark and vacant properties; percentages based on property count). 3) Rent coverage is calculated as our tenants' property level EBITDAR (earnings before interest, tax, depreciation, amortization and rent), prior to the deduction of any corporate overhead expenses, for the most recently provided trailing twelve-month period (or in certain cases, less than twelve months, annualized) divided by annualized March 2020 rent per the lease terms. Property level performance data was collected for 92.7% of retail and restaurant properties required to provide unit level financial information, representing 45.3% of retail and restaurant properties owned at March 31, 2020 (excluding vacant and dark properties; percentages based on property count).

VEREIT

Property Type Diversification

Office



Operating Properties: **76**
Rentable Square Feet: **11,705**
WALT: **4.7 years**
Investment Grade Tenants: **52.8%**
Annualized Rental Income: **18.1%**
Top Ten Tenants:
- **General Service Administration**
- **Merrill Lynch**
- **AON**
- **PetSmart**
- **Healthnow**
- **RSA Security**
- **Rolls-Royce**
- **Cigna**
- **Peraton**
- **Cimarex Energy**

- Property types include single-tenant corporate headquarters and mission-critical business operations with creditworthy tenants
- Strategic locations with 36% serving as corporate headquarters and 64% focused on corporate operations
- Strong 10-mile demographics and local business environment

Industrial



Operating Properties: **147**
Rentable Square Feet: **36,735**
WALT: **7.3 years**
Investment Grade Tenants: **36.1%**
Annualized Rental Income: **16.6%**
Top Ten Tenants:
- **FedEx**
- **Goodyear**
- **Bed Bath & Beyond**
- **Graphic Packaging**
- **Bi-Lo, LLC**
- **Rubbermaid**
- **Amazon**
- **General Mills**
- **Hanesbrands**
- **Tiffany & Co.**

- Property types include single-tenant distribution and warehouse facilities with creditworthy tenants
- Essential and strategic locations with 88% dedicated to distribution or warehousing
- Close proximity to ports, railways, major freeways and/or interstate highways

VEREIT

Portfolio Diversification by Tenant

- VEREIT owns and actively manages a diversified credit portfolio of net-lease real estate assets primarily comprised of single-tenant properties.
- 48 tenants individually represent 0.5% or greater of ARI, comprising 56.4% of the total portfolio. The remaining 569 tenants comprise 43.6% of the portfolio.
- 21 of the 48 tenants are investment-grade rated.
- 32 of the 48 tenants are public companies.

Tenant Group	% ARI	Public /Private	Ratings[1]	Tenant Group	% ARI	Public /Private	Ratings[1]
Red Lobster	4.6%	Private	CCC+	Home Depot	0.8%	Public	**A**
Dollar Tree/Family Dollar	3.6%	Public	**BBB-**	Academy Sports + Outdoors	0.8%	Private	CCC+
Dollar General	3.2%	Public	**BBB**	Graphic Packaging	0.7%	Public	BB+
Walgreens	3.0%	Public	**BBB**	Healthnow	0.7%	Private	**BBB**
CVS	2.6%	Public	**BBB**	Bi-Lo, LLC	0.7%	Private	B-
FedEx	2.6%	Public	**BBB**	Apple American Group, LLC	0.7%	Private	NR
BJ's Wholesale Club	1.9%	Public	B+	GMRI, Inc	0.7%	Public	**BBB**
LA Fitness	1.8%	Private	B	Talbots	0.7%	Private	CCC+
Albertson's	1.7%	Private	B+	Kohl's	0.7%	Public	**BBB-**
PetSmart	1.6%	Private	B-	RSA Security	0.6%	Public	BB+
Goodyear	1.6%	Public	BB-	SunTrust Bank	0.6%	Public	**A-**
Tractor Supply	1.5%	Public	NR	Border Holdings, LLC	0.6%	Private	NR
General Service Administration	1.3%	Private	**AA+**	Rubbermaid	0.6%	Public	BB+
At Home	1.1%	Public	CCC+	Amazon	0.6%	Public	**AA-**
Advance Auto Parts	1.1%	Public	**BBB-**	General Mills	0.6%	Public	**BBB**
Lowe's	1.0%	Public	**BBB+**	Art Van Furniture	0.6%	Private	NR
Merrill Lynch	1.0%	Public	**A-**	Rolls-Royce	0.6%	Public	NR
AON	1.0%	Public	**A-**	Golden Corral	0.6%	Private	NR
Topgolf	1.0%	Private	CCC+	Hanesbrands	0.6%	Public	BB
Bed Bath & Beyond	1.0%	Public	B+	Cigna	0.5%	Public	**A-**
Best Buy	1.0%	Public	**BBB**	DaVita Dialysis	0.5%	Public	BB
Bloomin' Brands	0.8%	Public	BB	Wendy's Company	0.5%	Public	NR
Cabela's	0.8%	Private	B+	Neighborhood Restaurant Partners Florida, LLC	0.5%	Private	NR
Citizens Bank	0.8%	Public	**A-**	Fresenius Medical Care	0.5%	Public	**BBB**

1) Bold indicates investment grade. Ratings may reflect those of the tenant, guarantor or a related parent company.

VEREIT

Property Type Analysis: Retail[1]

ARI reflects retail properties only and does not include restaurants, office, industrial and other.
Industry designations based on NAICS categorization

Industry Group	Diversified Retail Portfolio			
	% ARI	Rent Relief Requests[2]	April Rent Collected	May Rent Collected
Retail - Discount	8.1%	11%	94%	92%
Retail - Pharmacy	5.6%	—%	99%	99%
Retail - Grocery & Supermarket	3.8%	—%	100%	100%
Entertainment & Recreation	3.6%	99%	31%	23%
Retail - Home & Garden	3.5%	15%	97%	84%
Retail - Gas & Convenience	3.0%	2%	100%	100%
Retail - Motor Vehicle	2.9%	40%	91%	89%
Retail - Home Furnishings	2.8%	73%	19%	8%
Retail - Sporting Goods	2.1%	99%	38%	29%
Finance	1.9%	9%	100%	100%
Retail - Warehouse Clubs	1.7%	—%	100%	100%
Retail - Medical Services	1.1%	12%	97%	98%
Retail - Pet Supply	1.0%	100%	93%	65%
Retail - Department Stores	0.7%	96%	86%	80%
Retail - Electronics & Appliances	0.7%	96%	100%	41%
Rental	0.6%	26%	100%	100%
Retail - Hobby, Books & Music	0.5%	4%	95%	94%
Retail - Specialty (Other)	0.4%	56%	76%	79%
Retail - Apparel & Jewelry	0.3%	94%	31%	31%
All Other[3]	0.4%	56%	54%	51%
Total	**44.7%**	**31%**	**83%**	**78%**

VEREIT's Single-Tenant Retail Advantages

- Dominated by off-price and necessity shopping
- Approximately 68% of retail revenue derived from public companies
- Credit tenants on long-term leases with substantial capital investment (45.6% investment grade)
- Generally, no use restrictions or co-tenancy issues
- Ability to target desired tenants and industries

1) Rent collection and rent relief data as of May 15, 2020 and includes May rent expected to be received from a Government agency tenant that pays in arrears of approximately 2%.
2) Represents the portion of the % ARI that corresponds to the tenants that submitted requests for rent relief.
3) Includes 10 industries that each represent 0.2% or less.

VEREIT

Property Type Analysis: Retail
Category by Percent of Portfolio ARI

ARI reflects retail properties only and does not include restaurants, office, industrial and other.

Retail - Discount		
Tenant	% ARI	Investment Grade
Dollar Tree/ Family Dollar	3.5%	✓
Dollar General	3.2%	✓
Wal-Mart	0.4%	✓
Mills Fleet Farm	0.2%	
Burlington	0.2%	
Ross	0.1%	✓
Marshalls	0.1%	✓
DSW	0.1%	
TJ Maxx	0.1%	✓
Five Below	0.1%	
Big Lots	0.1%	
Other	0.1%	
Total	**8.1%**	

Retail - Pharmacy		
Tenant	% ARI	Investment Grade
Walgreens	3.0%	✓
CVS	2.3%	✓
Rite Aid	0.3%	
Total	**5.6%**	

Retail - Grocery & Supermarket		
Tenant	% ARI	Investment Grade
Albertson's	1.7%	
Fresh Thyme Farmers Market	0.4%	
Giant Eagle	0.2%	
Harps Food Stores	0.2%	
Dahl's	0.2%	
Natural Grocers	0.1%	
Giant	0.1%	✓
Stop & Shop	0.1%	✓
Trader Joe's	0.1%	
Whole Foods	0.1%	
Publix	0.1%	
Food Lion	0.1%	✓
Family Fare	0.1%	
Sprouts	0.1%	
Other	0.2%	
Total	**3.8%**	

Entertainment & Recreation		
Tenant	% ARI	Investment Grade
LA Fitness	1.8%	
Topgolf	1.0%	
24 Hour Fitness	0.2%	
Spare Time	0.2%	
Regal Cinemas	0.1%	
Urban Air Adventure Park	0.1%	
AMC Theaters	0.1%	
Chuze Fitness	0.1%	
Crunch Fitness	0.1%	
Other	0.1%	
Total	**3.6%**	

Retail - Home & Garden		
Tenant	% ARI	Investment Grade
Tractor Supply	1.5%	
Lowe's	1.0%	✓
Home Depot	0.4%	✓
Floor & Decor	0.4%	
Bed Bath & Beyond	0.1%	
Other	0.1%	
Total	**3.5%**	

NOTE: Amounts may not total due to rounding.

VEREIT

Property Type Analysis: Retail
Category by Percent of Portfolio ARI

ARI reflects retail properties only and does not include restaurants, office, industrial and other.

Retail - Convenience		
Tenant	% ARI	Investment Grade
Thorntons	0.5%	
7-Eleven	0.5%	✓
Kum & Go	0.4%	
Stripes	0.4%	
Pantry Gas & Convenience	0.3%	
RaceTrac	0.2%	
Mad Max	0.2%	
SuperAmerica	0.1%	✓
Irving Oil	0.1%	
Bread & Butter Shop	0.1%	
Fas Mart	0.1%	
E-Z Mart	0.1%	
Circle K	0.1%	✓
WaWa	0.1%	
Other	0.2%	
Total	**3.0%**	

Retail - Motor Vehicle		
Tenant	% ARI	Investment Grade
Advance Auto Parts	1.1%	✓
Take 5 Oil Change	0.3%	
CarMax	0.3%	
Car Wash USA	0.2%	
Mister Car Wash	0.2%	
Goo Goo	0.2%	
AutoZone	0.1%	✓
O'Reilly Auto Parts	0.1%	✓
America's PowerSports, Inc.	0.1%	
Goodyear	0.1%	
Other	0.3%	
Total	**2.9%**	

Retail - Home Furnishings		
Tenant	% ARI	Investment Grade
At Home	1.1%	
Art Van Furniture	0.6%	
La-Z-Boy	0.3%	
Mattress Firm	0.3%	
Steinhafels	0.3%	
Other	0.1%	
Total	**2.8%**	

Retail - Sporting Goods		
Tenant	% ARI	Investment Grade
Bass Pro Shops (Cabela's)	0.8%	
Academy Sports + Outdoors	0.8%	
Dick's Sporting Goods	0.2%	
West Marine	0.2%	
Other	—%	
Total	**2.1%**	

Finance		
Tenant	% ARI	Investment Grade
Citizens Bank	0.8%	✓
SunTrust Bank	0.6%	✓
US Bank	0.2%	✓
PLS Check Cashers	0.2%	
Sovereign Bank	0.1%	✓
Other	0.2%	
Total	**1.9%**	

Retail - Warehouse Clubs		
Tenant	% ARI	Investment Grade
BJ's Wholesale Club	1.5%	
Sam's Club	0.2%	✓
Total	**1.7%**	

NOTE: Amounts may not total due to rounding.

VEREIT

Property Type Analysis: Retail
Category by Percent of Portfolio ARI

ARI reflects retail properties only and does not include restaurants, office, industrial and other.

Retail - Medical Services

Tenant	% ARI	Investment Grade
Fresenius Medical Care	0.5%	✓
DaVita Dialysis	0.3%	
Physicians Immediate Care	0.1%	
AMITA Health	0.1%	
Other	0.1%	
Total	**1.1%**	

Retail - Pet Supply

Tenant	% ARI	Investment Grade
PetSmart	0.9%	
Petco	0.1%	
Total	**1.0%**	

Retail - Department Stores

Tenant	% ARI	Investment Grade
Kohl's	0.7%	✓
Beall's	0.1%	
Other	—%	
Total	**0.7%**	

Retail - Electronics & Appliances

Tenant	% ARI	Investment Grade
Best Buy	0.7%	✓
Other	—%	
Total	**0.7%**	

Rental

Tenant	% ARI	Investment Grade
Aaron's	0.4%	
Vanguard Car Rental	0.1%	✓
Other	—%	
Total	**0.6%**	

Retail - Hobby, Books & Music

Tenant	% ARI	Investment Grade
Hobby Lobby	0.3%	
Michaels	0.1%	
Other	—%	
Total	**0.5%**	

Retail - Specialty (Other)

Tenant	% ARI	Investment Grade
Ulta Beauty	0.1%	
Cash Wise	0.1%	
Other	0.1%	
Total	**0.4%**	

Retail - Apparel & Jewelry

Tenant	% ARI	Investment Grade
Duluth Trading	0.3%	
Other	0.1%	
Total	**0.3%**	

NOTE: Amounts may not total due to rounding.

VEREIT

Key Financial Highlights

Q1 2020





Capital Structure Overview

Q1-2020 Capitalization



	3/31/2020
Common equity	42.4%
Corporate bonds	22.8%
Mortgage notes payable	11.3%
Credit facility term loan	7.2%
Revolving credit facility	7.0%
Preferred equity	6.2%
Convertible notes	2.6%
Unconsolidated joint ventures' pro rata share	0.5%

Fixed Rate	72.0%
Swapped to Fixed Rate	14.0%
Variable Rate	14.0%

Credit Metric Summary	3/31/2020
Adjusted Principal Outstanding ($bn)	6.4
Net Debt to Normalized EBITDA Annualized	5.69x
Fixed Charge Coverage Ratio	3.31x
Interest Coverage Ratio	4.05x
Net Debt Leverage Ratio	39.3%
Unencumbered Asset Ratio	81.2%
Secured Debt Ratio	10.0%
Total Unencumbered Assets ($bn)	12.0

VEREIT

Debt Maturity Profile

Dollars in millions

- Weighted average debt term is 4.4 years
- Weighted average interest rate is 3.96%



Legend:
- Mortgage notes payable
- Credit facility-revolver
- Convertible notes
- Credit facility-term loan
- Corporate bonds
- Unconsolidated joint ventures' pro rata share



VEREIT

Quarter Highlights

Q1 2020





Q1 2020 Highlights

Q1 2020 Highlights
- Net income of $86.9 million and net income per diluted share of $0.07

- Achieved $0.17 AFFO per diluted share

- Acquisitions totaled $146.2 million in the first quarter with no transactions subsequent to the quarter

- The office partnership acquired a $33.1 million property of which the Company's cash contribution to the purchase amount was $2.7 million

- Dispositions totaled $133.0 million in the first quarter and $187.5 million year-to-date, including the Company's share of dispositions contributed to the office partnership comprised of $70.2 million

- Total debt increased from $5.71 billion to $6.31 billion primarily due to cash drawn on the revolving line of credit as a cautious safeguard; Net Debt increased from $5.79 billion to $5.82 billion, or 39.3% Net Debt to Gross Real Estate Investments

- Net Debt to Normalized EBITDA was unchanged from last quarter at 5.7x

Guidance
- Given the economic uncertainty and rapidly-evolving circumstances related to COVID-19, VEREIT has withdrawn its previously issued 2020 guidance and is not providing an updated outlook at this time

VEREIT

Contact Us

General Phone Number
800.606.3610

Phoenix
2325 East Camelback Road
9th Floor
Phoenix, AZ 85016
602.778.6000

New York City
19 West 44th Street
Suite 1401
New York, NY 10036
212.413.9100

Investor Relations
877.405.2653
InvestorRelations@VEREIT.com

Registered Stockholders
Computershare (Transfer Agent)
P.O. Box 43078
Providence, RI 02940

By overnight delivery
Computershare
250 Royal Street
Canton, MA 02021

Telephone inquiries
TFN 855.866.0787
(US, CA, Puerto Rico)

TN 781.575.3100
(non-US)

Email
web.queries@computershare.com

Follow Us


LinkedIn
www.linkedin.com/company/vereit


Twitter
twitter.com/vereitinc


YouTube
https://www.youtube.com/channel/
UCUNu7AUOollTuwpNhr2JEGg


Flickr
https://www.flickr.com/
photos/143027056@N07/

VEREIT

Definitions & Reconciliations

Q1 2020



Definitions

Annualized Rental Income is rental revenue under our leases on Operating Properties on a straight-line basis, which includes the effect of rent escalations and any tenant concessions, such as free rent, and our pro rata share of such revenues from properties owned by unconsolidated joint ventures. Annualized Rental Income excludes any adjustments to rental income due to changes in the collectability assessment, contingent rent, such as percentage rent, and operating expense reimbursements. Management uses Annualized Rental Income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized Rental Income is not indicative of future performance.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), EBITDA for Real Estate ("EBITDAre") and Normalized EBITDA

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. ("Nareit"), an industry trade group, has promulgated a supplemental performance measure known as Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate. Nareit defines EBITDAre as net income or loss computed in accordance with GAAP, adjusted for interest expense, income tax expense (benefit), depreciation and amortization, impairment write-downs on real estate, gains or losses from disposition of property and our pro rata share of EBITDAre adjustments related to unconsolidated partnerships and joint ventures. We calculated EBITDAre in accordance with Nareit's definition described above.

In addition to EBITDAre, we use Normalized EBITDA as a non-GAAP supplemental performance measure to evaluate the operating performance of the Company. Normalized EBITDA, as defined by the Company, represents EBITDAre, modified to exclude non-routine items such as acquisition-related expenses, litigation and non-routine costs, net, net revenue or expense earned or incurred that is related to the services agreement associated with a discontinued operation, gains or losses on sale of investment securities or mortgage notes receivable, payments on fully reserved loan receivables and restructuring expenses. We also exclude certain non-cash items such as impairments of goodwill and intangible assets, straight-line rental revenue, gains or losses on derivatives, gains or losses on the extinguishment or forgiveness of debt, write-off of program development costs, and amortization of intangibles, above-market lease assets and below-market lease liabilities.

Normalized EBITDA omits the Normalized EBITDA impact of Excluded Properties. Management believes that excluding these costs from EBITDAre provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time. Therefore, EBITDA, EBITDAre and Normalized EBITDA should not be considered as an alternative to net income, as computed in accordance with GAAP. The Company uses EBITDA, EBITDAre and Normalized EBITDA as one measure of its operating performance when formulating corporate goals and evaluating the effectiveness of the Company's strategies. Normalized EBITDA may not be comparable to similarly titled measures of other companies.

Economic Occupancy Rate equals the sum of Leased Square Feet divided by Rentable Square Feet.

Excluded Properties are properties for which (i) the related mortgage loan is in default, and (ii) management decides to transfer the properties to the lender in connection with settling the mortgage note obligation. Certain non-GAAP measures and operating metrics omit the impact of such properties for the month beginning with the date that such criteria are met and ending with the disposition date, in order to better reflect the ongoing operations of the Company.

At and during the three months ended March 31, 2020, December 31, 2019, and March 31, 2019 there were no Excluded Properties.

Fixed Charge Coverage Ratio is the sum of (i) Interest Expense, excluding non-cash amortization, (ii) secured debt principal amortization on Adjusted Principal Outstanding and (iii) dividends attributable to preferred shares divided by Normalized EBITDA. Management believes that Fixed Charge Coverage Ratio is a useful supplemental measure of our ability to satisfy fixed financing obligations.

Definitions

Funds from Operations ("FFO") and Adjusted Funds from Operations ("AFFO")

Due to certain unique operating characteristics of real estate companies, as discussed below, Nareit has promulgated a supplemental performance measure known as FFO, which we believe to be an appropriate supplemental performance measure to reflect the operating performance of a REIT. FFO is not equivalent to our net income or loss as determined under GAAP.

Nareit defines FFO as net income or loss computed in accordance with GAAP adjusted for gains or losses from disposition of property, depreciation and amortization of real estate assets, impairment write-downs on real estate, and our pro rata share of FFO adjustments related to unconsolidated partnerships and joint ventures. We calculate FFO in accordance with Nareit's definition described above.

In addition to FFO, we use AFFO as a non-GAAP supplemental financial performance measure to evaluate the operating performance of the Company. AFFO, as defined by the Company, excludes from FFO non-routine items such as acquisition-related expenses, litigation and non-routine costs, net, net revenue or expense earned or incurred that is related to the services agreement associated with a discontinued operation, gains or losses on sale of investment securities or mortgage notes receivable, payments on fully reserved loan receivables and restructuring expenses. We also exclude certain non-cash items such as impairments of goodwill and intangible assets, straight-line rent, net of bad debt expense related to straight-line rent, net direct financing lease adjustments, gains or losses on derivatives, reserves for loan loss, gains or losses on the extinguishment or forgiveness of debt, non-current portion of the tax benefit or expense, equity-based compensation and amortization of intangible assets, deferred financing costs, premiums and discounts on debt and investments, above-market lease assets and below-market lease liabilities.

We omit the impact of the Excluded Properties and related non-recourse mortgage notes from FFO to calculate AFFO. Management believes that excluding these costs from FFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time. AFFO allows for a comparison of the performance of our operations with other publicly-traded REITs, as AFFO, or an equivalent measure, is routinely reported by publicly-traded REITs, and we believe often used by analysts and investors for comparison purposes.

For all of these reasons, we believe FFO and AFFO, in addition to net income (loss), as defined by GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of the Company over time. However, not all REITs calculate FFO and AFFO the same way, so comparisons with other REITs may not be meaningful. FFO and AFFO should not be considered as alternatives to net income (loss) and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, Nareit, nor any other regulatory body has evaluated the acceptability of the exclusions used to adjust FFO in order to calculate AFFO and its use as a non-GAAP financial performance measure.

Gross Real Estate Investments represent total gross real estate and related assets of Operating Properties, equity investments in the Cole REITs, investment in direct financing leases, investment securities backed by real estate and mortgage notes receivable, and the Company's pro rata share of such amounts related to properties owned by unconsolidated joint ventures, net of gross intangible lease liabilities.

We believe that the presentation of Gross Real Estate Investments, which shows our total investments in real estate and related assets, in connection with Net Debt provides useful information to investors to assess our overall financial flexibility, capital structure and leverage. Gross Real Estate Investments should not be considered as an alternative to the Company's real estate investments balance as determined in accordance with GAAP or any other GAAP financial measures and should only be considered together with, and as a supplement to, the Company's financial information prepared in accordance with GAAP.

VEREIT

Definitions

Interest Coverage Ratio equals Normalized EBITDA divided by Interest Expense, excluding non-cash amortization. Management believes that Interest Coverage Ratio is a useful supplemental measure of our ability to service our debt obligations.

Interest Expense, excluding non-cash amortization is a non-GAAP measure that represents interest expense incurred on the outstanding principal balance of our debt and the Company's pro rata share of the unconsolidated joint ventures' outstanding principal balance. This measure excludes (i) the amortization of deferred financing costs, premiums and discounts, which is included in interest expense in accordance with GAAP, and (ii)the impact of Excluded Properties and related non-recourse mortgage notes. We believe that the presentation of Interest Expense, excluding non-cash amortization, which shows the interest expense on our contractual debt obligations, provides useful information to investors to assess our overall solvency and financial flexibility. Interest Expense, excluding non-cash amortization should not be considered as an alternative to the Company's interest expense as determined in accordance with GAAP or any other GAAP financial measures and should only be considered together with and as a supplement to the Company's financial information prepared in accordance with GAAP.

Leased Square Feet is Rentable Square Feet leased (including month-to-month agreements).

Net Debt, Principal Outstanding and Adjusted Principal Outstanding

Principal Outstanding is a non-GAAP measure that represents the Company's outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums and discounts, financing and issuance costs, and related accumulated amortization. Adjusted Principal Outstanding includes the Company's pro rata share of the unconsolidated joint ventures' outstanding principal debt balance and omits the outstanding principal balance of mortgage notes secured by Excluded Properties. We believe that the presentation of Principal Outstanding and Adjusted Principal Outstanding, which show our contractual debt obligations, provides useful information to investors to assess our overall financial flexibility, capital structure and leverage. Principal Outstanding and Adjusted Principal Outstanding should not be considered as alternatives to the Company's consolidated debt balance as determined in accordance with GAAP or any other GAAP financial measures and should only be considered together with, and as a supplement to, the Company's financial information prepared in accordance with GAAP.

Net Debt is a non-GAAP measure used to show the Company's Adjusted Principal Outstanding, less all cash and cash equivalents and the Company's pro rata share of unconsolidated joint ventures' cash and cash equivalents. As discussed in the About the Data section, Net Debt at September 30, 2019 includes the impact of the amounts payable in cash pursuant to the Class Action Settlement. We believe that the presentation of Net Debt provides useful information to investors because our management reviews Net Debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage.

Net Debt Leverage Ratio equals Net Debt divided by Gross Real Estate Investments. We believe that the presentation of Net Debt Leverage Ratio provides useful information to investors because our management reviews Net Debt Leverage Ratio as part of its management of our overall liquidity, financial flexibility, capital structure and leverage.

Net Debt to Normalized EBITDA Annualized equals Net Debt divided by the respective quarter Normalized EBITDA multiplied by four. We believe that the presentation of Net Debt to Normalized EBITDA Annualized provides useful information to investors because our management reviews Net Debt to Normalized EBITDA Annualized as part of its management of our overall liquidity, financial flexibility, capital structure and leverage.

Normalized EBITDA Annualized equals Normalized EBITDA, for the respective quarter, multiplied by four.

Operating Properties refers to all properties owned and consolidated by the Company except Excluded Properties as of the reporting date.

Rentable Square Feet is leasable square feet of Operating Properties and the Company's pro rata share of leasable square feet of properties owned by unconsolidated joint ventures. Rentable Square Feet at March 31, 2020 excludes the square feet of one redevelopment property.

Secured Debt Ratio equals secured Adjusted Principal Outstanding divided by Gross Real Estate Investments.

Unencumbered Asset Ratio equals unencumbered Gross Real Estate Investments divided by Gross Real Estate Investments. Management believes that Unencumbered Asset Ratio is a useful supplemental measure of our overall liquidity and leverage.

Weighted Average Remaining Lease Term is the number of years remaining on each respective lease, weighted based on Annualized Rental Income.

Reconciliations
(unaudited, in thousands)

FFO

	Three Months Ended March 31, 2020
Net income	$ 86,863
Dividends on non-convertible preferred stock	(12,948)
Gain on disposition of real estate assets, net	(25,249)
Depreciation and amortization of real estate assets	123,645
Impairment of real estate	8,380
Proportionate share of adjustments for unconsolidated entities	1,131
FFO attributable to common stockholders and limited partners	$ 181,822

VEREIT

Reconciliations
(unaudited, in thousands, except share and per share data)

AFFO

	Three Months Ended March 31, 2020
FFO attributable to common stockholders and limited partners	$ 181,822
Acquisition-related expenses	1,523
Litigation and non-routine costs, net	(8,564)
Loss on investments	541
Amortization of premiums and discounts on debt and investments, net	(689)
Amortization of above-market lease assets and deferred lease incentives, net of amortization of below-market lease liabilities	748
Net direct financing lease adjustments	365
Amortization and write-off of deferred financing costs	2,841
Loss on extinguishment and forgiveness of debt, net	1,280
Straight-line rent	(2,054)
Equity-based compensation	2,602
Other adjustments, net	228
Proportionate share of adjustments for unconsolidated entities	331
AFFO attributable to common stockholders and limited partners	$ 180,974
Weighted-average shares outstanding - basic	1,077,937,799
Effect of weighted-average Limited Partner OP Units and dilutive securities	1,813,441
Weighted-average shares outstanding - diluted	1,079,751,240
AFFO attributable to common stockholders and limited partners per diluted share	$ 0.168

VEREIT

Reconciliations
(unaudited, dollars in thousands)

EBITDA and Normalized EBITDA

	Three Months Ended		
	March 31, 2020	December 31, 2019	December 31, 2014
Net income (loss)	$ 86,863	$ 71,168	$ (360,427)
Adjustments:			
Interest expense	64,696	69,628	126,157
Depreciation and amortization	124,080	112,307	226,272
Provision for (benefit from) income taxes	1,048	719	(26,571)
Proportionate share of adjustments for unconsolidated entities	1,761	1,603	3,402
EBITDA	$ 278,448	$ 255,425	$ (31,167)
(Gain) loss on disposition of real estate assets, including joint ventures, net	(25,249)	(41,541)	1,263
Impairment of real estate	8,380	22,851	96,692
EBITDAre	$ 261,579	$ 236,735	$ 66,788
Payments received on fully reserved loans	—	(133)	—
Acquisition-related expenses	1,523	1,168	4,324
Litigation and non-routine costs, net	(8,564)	8,659	24,333
Loss on investments	541	—	—
Loss on derivative instruments, net	—	—	172
Amortization of above-market lease assets and deferred lease incentives, net of amortization of below-market lease liabilities	748	504	1,475
Loss on extinguishment and forgiveness of debt, net	1,280	17,413	605
Net direct financing lease adjustments	365	387	448
Straight-line rent	(2,054)	(7,107)	(25,367)
Legal settlements	—	—	(60,000)
Program development costs write-off	—	—	13,109
Restructuring expenses	—	356	—
Other adjustments, net	(205)	(3,511)	335
Proportionate share of adjustments for unconsolidated entities	268	(559)	1,086
Adjustment for Excluded Properties	—	3	—
Normalized EBITDA	$ 255,481	$ 253,915	$ 336,752
Normalized EBITDA Annualized	$ 1,021,924	$ 1,015,660	$ 1,347,008

VEREIT

Reconciliations
(unaudited, dollars in thousands)

Debt and Net Debt to Normalized EBITDA

	March 31, 2020	December 31, 2019	December 31, 2014
Mortgage notes payable and other debt, net	$ 1,405,701	$ 1,528,134	$ 3,773,922
Corporate bonds, net	2,814,474	2,813,739	2,531,081
Convertible debt, net	319,120	318,183	952,856
Credit facility, net	1,767,306	1,045,669	3,167,919
Total debt - as reported	$ 6,306,601	$ 5,705,725	$ 10,425,778
Deferred financing costs, net	37,896	39,721	88,003
Net discounts (premiums)	6,389	5,413	(44,660)
Principal Outstanding	$ 6,350,886	$ 5,750,859	$ 10,469,121
Unconsolidated joint ventures' pro rata share	68,360	53,850	—
Adjusted Principal Outstanding	$ 6,419,246	$ 5,804,709	$ 10,469,121
Cash and cash equivalents	(600,945)	(12,921)	(416,711)
Pro rata share of unconsolidated joint ventures' cash and cash equivalents	(2,567)	(1,480)	—
Net Debt	$ 5,815,734	$ 5,790,308	$ 10,052,410
Normalized EBITDA annualized	1,021,924	1,015,660	1,347,008
Net Debt to Normalized EBITDA annualized ratio	5.69x	5.70x	7.46x

VEREIT

Reconciliations

(unaudited, dollars in thousands)

Interest

		Three Months Ended March 31, 2020
Interest expense - as reported	**$**	**(64,696)**
Amortization of deferred financing costs and other non-cash charges		(2,924)
Amortization of net premiums		772
Unconsolidated joint ventures' pro rata share		(579)
Interest Expense, excluding non-cash amortization	**$**	**(63,123)**

Financial and Operations Statistics and Ratios

		March 31, 2020
Total real estate investments, at cost - as reported	**$**	**14,751,458**
Adjustments:		
Investment in Cole REITs		7,009
Gross assets held for sale		104,064
Investment in direct financing leases, net		8,951
Gross below market leases		(236,378)
Unconsolidated joint ventures' pro rata share		146,852
Gross Real Estate Investments	**$**	**14,781,956**

		March 31, 2020
Net Debt	$	5,815,734
Gross Real Estate Investments		14,781,956
Net Debt Leverage Ratio		**39.3%**
Unencumbered Gross Real Estate Investments	$	12,005,190
Gross Real Estate Investments		14,781,956
Unencumbered Asset Ratio		**81.2%**
Secured Adjusted Principal Outstanding	$	1,476,131
Gross Real Estate Investments		14,781,956
Secured Debt Ratio		**10.0%**

		Three Months Ended March 31, 2020
Interest Expense, excluding non-cash amortization	$	63,123
Normalized EBITDA		255,481
Interest Coverage Ratio		**4.05x**
Interest Expense, excluding non-cash amortization	$	63,123
Secured debt principal amortization		1,071
Dividends attributable to preferred shares		12,948
Total fixed charges		77,142
Normalized EBITDA		255,481
Fixed Charge Coverage Ratio		**3.31x**